UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934,
AND RULE 14f-1 PROMULGATED THEREUNDER

MILWAUKEE IRON ARENA FOOTBALL, INC.
(Exact Name of Registrant as Specified in its Corporate Charter)

Nevada	000-53692	91-1947658
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

 11415 NW 123 Lane
Reddick, Florida 32686
(Address of principal executive offices)

(786) 236-6434
(Registrant’s telephone number, including area code)

August 27, 2014

MILWAUKEE IRON ARENA FOOTBALL, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 PROMULGATED THEREUNDER

This Information Statement is being furnished to all shareholders of record as of August 27, 2014, of the outstanding shares of (i) common stock, par value $0.001 (the “Common Stock”) of Milwaukee Iron Arena Football, Inc., a Nevada corporation (“we,” “us” or the “Company”), and (ii) the Series B Preferred Stock, par value $0.001 per share (“Series B Preferred Stock”) of the Company, pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with the election or designation of a person as a director of the Company, otherwise than at a meeting of the Company’s security holders, such that he will constitute a majority of the Company’s board of directors. You are urged to read this Information Statement carefully.

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

INTRODUCTION

On August 20, 2014, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MWKI Acquisition, Inc., an Illinois corporation and our wholly owned subsidiary (“Acquisition”), and EV Charging USA, Corp., an Illinois corporation (“Charging”). In the Merger Agreement, the Company agreed to acquire Charging as its wholly owned subsidiary by merging Acquisition with and into Charging, such that the Company would acquire all of the outstanding shares of Charging and Brian C. Howe, the president, chief executive officer and sole director of Charging and the holder of all of the outstanding shares of Charging immediately prior to the Merger, would receive 4,360,000 shares of our Series C Preferred Stock, par value $0.001 per share (“Series C Preferred Stock”). Each share of Series C Preferred Stock will be convertible into 1,000 shares of our common stock, par value $0.001 per share (“Common Stock”), such that upon such conversion, Mr. Howe will own 4,360,000,000 shares of Common Stock. The merger contemplated by the Merger Agreement is referred to as the “Merger.”

We have 155,892 shares of Common Stock, and 5,000,000 shares of Series B Preferred Stock, par value $0.001 per share (“Series B Preferred Stock”), issued and outstanding. All of the outstanding shares of Series B Preferred Stock are held by Richard S. Astrom, our president and sole director. In satisfaction of a condition precedent to the Merger, Mr. Astrom has surrendered 5,000,000 shares of Series A Preferred Stock, par value $0.001 per share of the Company (“Series A Preferred Stock”) and will surrender his shares Series B Preferred Stock to us, extinguish our indebtedness to him and indemnify us from and agreed to hold us harmless against certain other liabilities, all in exchange for (i) our issuance to him of a promissory note in the principal amount of $400,000.00 secured by a pledge agreement and (ii) our payment to him as a prepayment of $25,000.00 of the principal amount of the promissory note. We will cancel the shares of Series B Preferred Stock when they are surrendered, will file with the Secretary of State of the State of Nevada certificates withdrawing the certificates of designation establishing the Series A Preferred Stock and the Series B Preferred Stock and will file a certificate of designations establishing the Series C Preferred Stock.

Each share of Common Stock is entitled to one vote on each matter presented for the action of shareholders, including the election of directors, and each share of Series B Preferred Stock is entitled to cast 25 votes on each such matter.

In connection with the Merger, we will issue 4,360,000 shares of Series C Preferred Stock. In satisfaction of a condition precedent to the Merger, we intend to complete a private placement in which we will receive $25,000 and issue 498,000,000 shares of Common Stock and 202,000 shares of Series C Preferred Stock outstanding (the “Private Placement”). We have insufficient authorized shares of Common Stock available for such conversion, and accordingly, it cannot take place until we take corporate action to authorize additional shares of Common Stock, which will not occur until after shares of Series C Preferred Stock are issued. The Company will be required by the terms of the certificate of designations for the Series C Preferred Stock to take such corporate action.

After the Merger and Private Placement, we will have 498,155,892 shares of Common Stock and 4,562,000 shares of Series C Preferred Stock outstanding. Upon the full conversion of the Series C Preferred Stock, we will have 5,060,155,892 shares of Common Stock outstanding.

Each share of Series C Preferred Stock will entitle Mr. Howe to cast a number of votes equal to the number of shares of Common Stock into which the Series C Preferred Stock is Convertible on all matters upon which holders of Common Stock are entitled to vote, which is presently 4,360,000,000 votes. As a result, Mr. Howe will have voting control of the Company.

At the closing of the Merger Agreement, Mr. Astrom will resign as president and sole director of the Company and Mr. Howe will be designated the president and sole director of the Company.

The obligation of the parties is subject to the compliance of the parties with certain covenants and the satisfaction of certain conditions set forth therein.

The Merger Agreement may be terminated, among others, by (a) the mutual agreement of the Parties, (b) by a party if there has been a material breach by the other party of any material representation, warranty, covenant or agreement set forth therein on the part of the other party that is not cured, to the reasonable satisfaction of the nonbreaching party, within 10 business days after notice of such breach is given (except that no cure period will be provided for a breach that by its nature cannot be cured), and by either party if the Closing has not been occurred prior to December 31, 2014, unless the parties agree to extend such date in writing.

We are presently a shell company, but, upon consummation of the Merger, we will be an operating company.

Please read this Information Statement carefully. It contains biographical and other information concerning our current executive officers, directors and the persons to be appointed as directors and executive officers after the completion of the Merger. Additional information about the Merger is contained in our Current Report on Form 8-K which was filed on August 27, 2014. All of the Company’s filings and exhibits may be inspected without charge at the public reference section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material may also be obtained from the Commission at prescribed rates. The Commission also maintains a website that contains reports and other information regarding public companies that file reports with the Commission. Copies of the Company’s filings may be obtained from the Commission’s website at http://www.sec.gov.

CHANGE OF CONTROL

As indicated above, upon the consummation of the Merger, the Company will acquire all of the outstanding shares of Charging and Mr. Howe, the holder of all of the outstanding the shares of Charging immediately prior to the consummation of the Merger, will receive 4,360,000 shares of Series C Preferred Stock. Each share of Series C Preferred Stock will be convertible into 1,000 shares of our common stock, par value $0.001 per share (“Common Stock”), such that upon such conversion, Mr. Howe will own 4,360,000,000 shares of Common Stock.

Each share of Series C Preferred Stock will entitle Mr. Howe the holder to cast a number of votes equal to the number of shares of Common Stock into which the Series C Preferred Stock is Convertible on all matters upon which holders of Common Stock are entitled to vote, which is presently 4,360,000,000 votes. As a result, Mr. Howe will have voting control of the Company.

At the closing of the Merger Agreement, Mr. Astrom will resign as president and sole director of the Company and Mr. Howe will become the president and sole director of the Company and therefore will have control over the Company in addition to his voting power.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current executive officer and sole director and the person who will become its sole executive officer and sole director upon the closing under the Merger Agreement.

Each member of the Board of Directors serves as a director in that capacity until our next annual shareholders’ meeting or until his successor is elected and qualified, until his death or until his resignation or removal. Officers serve at the pleasure of the Board.

Current Directors and Executive Officers

Set forth below is certain information regarding the current directors and executive officers of the Company. As stated above, Mr. Astrom will resign as an officer and director of the Company upon the closing under the Merger Agreement.

Name	Age	Position

Richard S. Astrom	67	President and Director

Richard S. Astrom (67). Mr. Astrom has been an officer and director of the Company since November 1, 2001. From 1995 through June 2007, Mr. Astrom served as President and Chief Executive Officer of National Realty and Mortgage, Inc. He also served as a director of Capital Solutions I, Inc. until December 2007. He has been an active real estate broker in Florida since 1969. Mr. Astrom earned a Bachelor’s Degree in Business Administration from the University of Miami.

Board of Directors’ Meetings

During the entire fiscal year ended September 30, 2013, we were a shell Company and the Board of took no action by meeting or written consent.

Committees of the Board of Directors

Since the Board of Directors presently consists of only Mr. Astrom, the Company has not formed any Board committees. Because of the small size of the Board and because we are not traded on an exchange or on the Nasdaq Stock Market, we are not required by law or applicable regulations to have an audit committee. All matters relating to audit, compensation, nominations and corporate governance are considered and acted upon by our entire Board of Directors.

Shareholder Communications with Directors

To date, the Board of Directors has not adopted a formal methodology for communications from shareholders on the belief that any communication would be brought to the Board’s attention by virtue of the current size of the Board. Any shareholder who wishes to communicate with the Board of Directors should send a letter addressed to the Board of Directors at our current principal address, 11415 NW 123 Lane, Reddick, Florida 32686.

Legal Proceedings Involving Directors and Executive Officers

No current director, officer, nominee for director or officer, affiliate or promoter has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, nor has any such person been the subject of any order, judgment or decree involving the violation of any state or federal securities or commodities laws. The Company is not aware of any legal proceedings to which any director, officer or affiliate of the Company, any record or beneficial owner of more than five (5) percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or has an interest adverse to the Company.

Directors and Executive Officers following the Merger

Set forth below is certain information regarding the person who will become our sole directors and executive officer following the closing of the Merger Agreement.

Name	Age	Position

Brian C. Howe	51	President and Director

Mr. Howe has served as President and sole director of Charging since July 2014 and as a director of Charging since its founding in August 2013. Mr. Howe has served as the Chief Executive Officer and Director of JNS Power & Control Systems, Inc. (“JNS”), a firm in the business of building automation and design build electrical work, since January 2002. Mr. Howe is an expert in construction management, with over 22 years in the industry. Mr. Howe holds a Supervising Electrician License issued by the City of Chicago Department of Buildings. He has taught classes at The IBEW-NECA Tech Institute (“IBEW”), in Alsip, Illinois, teaching basic building controls and refrigeration to journeyman electricians. He has managed residential, commercial, healthcare, hotel, educational and other construction projects, including projects under construction management and guaranteed maximum price contract scenarios. Mr. Howe graduated from IBEW in 1996.

DIRECTOR AND EXECUTIVE OFFICER COMPENSATION

The following table provides certain information for the fiscal years ended September 30, 2013, 2012, and 2011 concerning compensation earned for services rendered in all capacities by our named executive officers, who were our only officers during those periods. None of our executive officers has received any compensation since September 30, 2013.

Summary Compensation Table

Name	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Richard S. Astrom[2]	2013	0	0	0	0	0	0	0	0
	2012	0	0	0	0	0	0	0	0
	2011	0	0	0	0	0	0	0	0

Option Grants

As of the date of this report we had not granted any options or stock appreciation rights to our named executive officers or directors.

Management Agreements

We have not yet entered into any consulting or management agreements with any of our current executive officers or directors or with Mr. Howe.

Compensation of Directors

Our directors have not received any compensation for their services as directors. We have no formal plan for compensating our directors for their services in the future in their capacity as directors, although such directors are expected in the future to receive options to purchase shares of our common stock as awarded by our Board of Directors or by any compensation committee that may be established.

Pension, Retirement or Similar Benefit Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits to our directors or executive officers. We have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers.

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the ownership, as of the date of this report, of our Common Stock by each of our directors, by all of our executive officers and directors as a group and by each person known to us who is the beneficial owner of more than 5% of any class of our securities. There are issued and outstanding 155,892 shares of common stock and 5,000,000 shares of Series B Preferred Stock, which are convertible into 50 shares of Common stock. If all of the shares of Series B Preferred Stock were converted, we would have 155,942 shares of Common Stock issued and outstanding. All persons named in the following table have sole voting and investment control with respect to their shares and own their shares directly.

	Title of Class	Name and Address of Beneficial Owner	Amount Owned	Percent of Class (1)
	Common Stock	Richard S. Astrom (2)	50 (3)	< 0.001
All Officers and Directors as a Group			50 (3)	< 0.001

(1)     Based on 155,892 issued and outstanding shares of Common Stock and the conversion of all of the 5,000,000 shares of Series B Preferred Stock owned by Mr. Astrom into 50 shares of Common stock a s of the date of this report.

(2)     Mr. Astrom is our President and sole director.

(3)     Based on the conversion of all of the 5,000,000 shares of Series B Preferred Stock owned by Mr. Astrom into 50 shares of Common stock as of the date of this report.

The number of shares beneficially owned is determined under SEC rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under those rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power, and also any shares which the individual has the right to acquire within 60 days of the determination date, through the exercise or conversion of any stock option, convertible security, warrant or other right. Including those shares in the table does not, however, constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares.

The Company is not aware of any person who owns of record, or is owns beneficially, 5 percent or more of its outstanding securities of any class, other than as set forth above. As of the date hereof, there are no classes of stock other than Common Stock issued or outstanding. Except as described above in this Report with respect to the Merger Agreement and the transactions contemplated thereby, there are no known current arrangements that will result in a change in control.

Related Party Transactions

Loans

The Company owes Mr. Astrom $40,928 for advances that he has made to the Company. Of these advances, $5,500 was made during the 9 months ended June 30, 2014, $7,642 was made during the Fiscal Year Ended September 30, 2013, and $7,236 was made during the Fiscal Year Ended September 30, 2012. These advances do not bear interest and are carried as related party debt on the books of the Company.

Exchange Transaction

Richard S. Astrom owned 5,000,000 shares of the Series A Preferred Stock and presently owns 5,000,000 shares of the Series B Preferred Stock, and is owed $40,928 for advances that he had made to the Company, which indebtedness is carried as related party debt on the books of the Company. In satisfaction of a condition precedent to the Merger, Mr. Astrom and surrendered his shares of Series A Preferred Stock and will enter into an Exchange Agreement, pursuant to which (i) he will surrender his shares of Series B Preferred Stock, (ii) the above mentioned indebtedness will be extinguished, (iii) the Company will make a convertible promissory note in the principal amount of $400,000, in favor of Mr. Astrom and (iv) the Company will enter into a pledge agreement securing the indebtedness of the Company to Mr. Astrom under the convertible promissory note. Mr. Astrom will represent and warrant to the Company that (i) the above mentioned indebtedness is the only indebtedness of the Company owed to him, (ii) all other indebtedness of the Company owing to any other person or entity has been discharged and (iii) after his surrender of his 5,000,000 shares of the Series A Preferred Stock and 5,000,000 shares of the Series B Preferred Stock, no shares of any class or series of the capital stock the Company, other than 155,892 shares of its common stock, will be outstanding and that the Company has not issued or agreed to issue any instrument that entitled the holder thereof to acquire any of the Company’s equity securities, other than the Series C Preferred Stock to be issued pursuant to the Merger Agreement and the Common Stock and Series C Preferred Stock to be issued in the Private Placement. Under the provision of the Merger Agreement, the Company will prepay $25,000 of the principal amount of the convertible promissory note. The principal terms of the convertible promissory note and the pledge agreement are to be as follows:

The Convertible Promissory Note.

The convertible promissory note will be due on year after it is made, will be subject to acceleration in the event of certain events of default, will contain certain restrictive covenants and will be secured by a pledge of all of shares in Charging. If an event of default, including failure to pay the convertible promissory note when due, occurs, the unpaid principal amount of the convertible promissory note and the interest accrued thereon will be convertible as a whole or in part from time to time into an indeterminate number of shares of Common Stock at a conversion price per share equal to 50% of the average of the daily closing prices for a share of Common Stock for the 3 consecutive trading days ending on the trading day immediately prior to the day on which the convertible promissory note is delivered for conversion, but the Company will remain liable for its indebtedness under the convertible promissory note, as it may be reduced by conversions. The convertible promissory note will contain certain covenants under which the Company may not consummate a merger, consolidation, business combination, tender offer, exchange of shares, recapitalization, reorganization, redemption or other similar event or to transfer any of its property or assets outside the ordinary course of business without the consent of Mr. Astrom; may conduct business only through wholly owned subsidiaries; may not sell, transfer, mortgage, pledge or otherwise dispose of any shares or interests in any of its subsidiaries or permit any of them to transfer, mortgage, pledge or otherwise dispose of any shares or interests in a subsidiary held by it; will be required to file reports timely under and remain subject to the reporting requirements of the Securities Exchange Act of 1934; and will not be permitted to file a registration statement under the Securities Act until the convertible promissory note or paid or, if it is not paid upon its maturity, until one year after the date on which Mr. Astrom shall first have converted any portion of the convertible promissory note into shares of Common Stock.
The convertible promissory note will constitute a material risk to our business because:

  We may not be able to repay it when it is due, in which case Mr. Astrom will be able to foreclose on the shares of Charging which he will hold as security for its payment (see “Pledge Agreement,” immediately below). In that event, we would not have any operations, our business would fail and our shareholders would lose their investments.
  We will not be permitted to engage in transactions under which we could acquire or combine with other businesses or reorganize without Mr. Astrom’s consent, which he may withhold in his discretion. If Mr. Astrom did not consent to a proposed acquisition, we could lose a desirable business opportunity.
  Our inability to file a registration statement will restrict our ability to obtain financing in the public markets. As a result, until the convertible promissory note is paid, we may not be able to raise some or all of the funding required to execute our plan of operations, expand our business or take advantage of other opportunities. While Mr. Astrom could waive this restriction, he is not obligated to do so.

  The Pledge Agreement. The pledge agreement will provide, among other things, that all of the shares of Charging will be pledged to Mr. Astrom to secure the prompt and complete payment and performance when due (whether at the stated maturity, by acceleration or otherwise) of the obligations of the Company under the convertible promissory note. In the event that the Company were to default under the convertible promissory note, Mr. Astrom will be entitled to foreclose on and sell the shares of Charging at a public or private sale and apply the proceeds of such sale to satisfy the convertible promissory note. Inasmuch as all of our operations will be conducted through Charging, the result of such sale would be that we would have no operations and the holders of Common Stock would lose all or substantially all of their investment.

  Private Placement

  Contemporaneously with the Merger, the Company expects to complete the Private Placement in which it will receive $25,000 as a result of the issuance of 498,000,000 shares of Common Stock and 202,000 shares of Series C Preferred Stock, which will be convertible into 202,000,000 shares of Common Stock. Accordingly, the participants in the Private Placement will own or have the right to acquire 700,000,000 shares of Common Stock. All of the participants in the Private Placement paid the same price for their shares.

  In connection with the Private Placement, the Company expects to enter into a Share Purchase Agreement between it and Dixie Assets Management, Inc., a corporation controlled by Mr. Astrom, our president and sole director, under which he will acquire beneficial ownership of 142,285,714 shares of Common Stock and 57,714 shares of Series C Preferred Stock, which are convertible into 57,714,000 shares of Common Stock, for the purchase price of $7,142.86. Accordingly, Mr. Astrom will own or have the right to acquire 200,000,000 shares of Common Stock. In connection with the Private Placement, the Company also expects to enter into a Share Purchase Agreement between it and Pharo Tesoro LLC, a limited liability company controlled by Pamela Astrom, the wife of Mr. Astrom, under which she will acquire beneficial ownership of 143,708,571 shares of Common Stock and 58,291 shares of Series C Preferred Stock, which are convertible into 58,291,000 shares of Common Stock, for the purchase price of $7,214.29. Accordingly, Mrs. Astrom will own or have the right to acquire 202,000,000 shares of Common Stock.

  In connection with the Private Placement, the Company and the participants are expected to enter into Registration Rights Agreements, pursuant to which the Company will be obligated to file a registration statement, registering the shares that they will acquire in the Private Placement under the Securities Act and to use its best efforts to cause the registration statement to become effective, all containing the same terms. The registration agreement will contain no penalties in the event that the Company does not file the registration statement or in the event that it does not become effective within a specified period or at all.

  Section 16(a) Beneficial Ownership Reporting Compliance

  Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the Commission on Forms 3 (Initial Statement of Beneficial Ownership), Form 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of our Common Stock are required by the Commission’s regulations to furnish us with copies of all of the aforesaid forms that they file. Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to us during our most recent fiscal year and Forms 5 and amendments thereto furnished to us with respect to our most recent fiscal year, and written representation from a reporting person that no Form 5 is required, there were no late reports, transactions that were not reported on a timely basis or any known failure to file a required form.

  SIGNATURE

  In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this Report to be signed in its behalf by the undersigned, thereunto duly authorized.

  MILWAUKEE IRON ARENA FOOTBALL, INC.

  By: /s/ Richard S. Astrom
  Name: Richard S. Astrom
  Title: President

  Dated: August 27, 2014